Exhibit 99.1

FOR IMMEDIATE RELEASE

JOE NATALE TO JOIN ROGERS APRIL 19, 2017

Toronto, ON (April 13, 2017) – Rogers Communications today announced that Joe Natale will join as President and Chief Executive Officer on April 19, 2017, after a confidential agreement was reached with TELUS to secure his early arrival.

“We are very pleased to have Joe join Rogers,” said Alan Horn, Chairman of the Board of Rogers and Interim President and CEO. “Joe is a highly respected and proven executive with deep experience delivering strong financial results in a competitive and complex industry.”

Natale, a well-known executive in the Canadian telecommunications industry, most recently served as President and CEO of TELUS Corporation where he held progressively senior roles since joining the company in 2003.

“I’m really excited to join the Rogers team,” said Natale. “The history of the company, the incredible mix of assets, and the growth potential are second to none. I look forward to working with Alan and the team to build on Ted’s legacy and the incredible progress the company has made.”

Natale will be appointed to the Rogers board at its Annual General Meeting next week.

“On behalf of the board and all of our employees I’d like to welcome Joe to Rogers. We are thrilled to have a person of his calibre and experience lead Rogers. I also want to thank Alan for his leadership of the Company since October,” said Edward Rogers, Deputy Chairman, Rogers Communications. “Alan, the leadership team and Joe will work together to ensure a seamless transition. When Joe arrives he will build on the momentum that’s been established bringing an even greater focus on the customer.”

About Rogers

Rogers is a leading diversified Canadian communications and media company that’s working to deliver a great experience to our customers every day. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For more information

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647-747-5118

media@rci.rogers.com